RECEIVED

2008 MAR -5 A 8:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

08001095

Rule 12g3-2(b) File No. ~~82-5400~~ 082-34643

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date February 28, 2008
Contact Li Sulejmanagic

SUPPL

Unaxis Holding
~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. ~~82-5190~~

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

Li Sulejmanagic

Corporate Communications

PROCESSED
MAR 10 2008
THOMSON
FINANCIAL

Enclosure

- **Disclosure of shareholding of Merrill Lynch to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Li Sulejmanagic
Phone +41 58 360 96 06
Fax +41 58 360 91 93
li.sulejmanagic@oerlikon.com
www.oerlikon.com

3/6

oerlikon

Media release
Rule 12g3-2(b) File No. 82-5190

Disclosure of Shareholding pursuant to the Stock Exchange Act

Pfäffikon SZ, February 28, 2008 – Due to the expiration of call warrants effective February 21, 2008, Merrill Lynch Capital Markets AG, Stockerstrasse 23, 8002 Zurich, disclosed on February 26, 2008, the following holding of the Merrill Lynch group in OC Oerlikon Corporation AG, Pfäffikon:

Purchase positions:

Percentage of voting rights: 8.67 %

- 546 051 registered shares (3.86 %)
- 25 454 750 long call options with 365 475 (2.58 %) voting rights conferred *)
- 450 000 written short put options with 315 000 (2.23 %) voting rights conferred *)

Sale positions:

Percentage of voting rights from underlying shares: 3.19 %

- 50 000 short call options with 50 000 (0.35 %) voting rights conferred *)
- 500 long put options with 50 (0.00 %) voting rights conferred *)
- 4 000 000 written call options with 400 000 (2.84 %) voting rights conferred *)
- 1 798 written reverse convertibles with 1 798 (0.01 %) voting rights conferred *)

---

*) Based on a recommendation by SWX Swiss Exchange of February 27, 2008, for practical reasons there will be no publication of the extensive details on the financial instruments required by article 13 para. 1 and 1bis in connection with article 17 para. 1 lit. a and para. 1bis SESTO-SFBC. These can be obtained free of charge from OC Oerlikon Corporation AG, Pfäffikon, Churerstrasse 120, CH-8808 Pfäffikon (e-mail: ir@oerlikon.com; tel: +41 58 360 96 22; fax: +41 58 360 91 93).

The group holding a share of voting rights in OC Oerlikon Corporation AG, Pfäffikon, consists of the following members:

- Black Rock Investment Management (UK) Limited
  33 King William Street
  London EC4R 9AS, United Kingdom
- Merrill Lynch Capital Markets AG
  Stockerhof, Stockerstrasse 23
  P.O. Box 773
  8039 Zurich, Switzerland
- Merrill Lynch, Pierce, Fenner & Smith
  4 World Financial Center
  250 Vesey Street
  New York, NY 10080, USA
- Merrill Lynch International
  2 King Edward Street
  London EC1A 1 HQ, United Kingdom

Said companies are subsidiaries of Merrill Lynch & Co., Inc., 4 World Financial Center, New York, NY 10080, USA.

Nature of agreement: group of companies

Identity of the group's representative:
Merrill Lynch Capital Markets AG, Zurich

The shareholder's contact person for the present notification is:
Simone Schenk, Merrill Lynch Capital Markets AG, Stockerstrasse 23, 8002 Zürich
Tel. 044 297 75 90

For further information please contact:

Burkhard Böndel Corporate Communications Tel. +41 58 360 96 02 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Frank Heffter Corporate Investor Relations Tel. +41 58 360 96 22 Fax +41 58 360 98 22 ir@oerlikon.com www.oerlikon.com

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company ranks either first or second in the respective global markets.

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date February 29, 2008
Contact Li Sulejmanagic

OC Oerlikon Corporation AG, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

Li Sulejmanagic

Corporate Communications

Enclosure

- **Disclosure of shareholding of Deutsche Bank pursuant to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Li Sulejmanagic
Phone +41 58 360 96 06
Fax +41 58 360 91 93
li.sulejmanagic@oerlikon.com
www.oerlikon.com

Disclosure of Shareholding pursuant to the Stock Exchange Act

Pfäffikon SZ, February 29, 2008 – According to information provided on February 27, 2008, by Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Zurich Branch, Uraniastrasse 9, 8001 Zürich, Switzerland, their selling positions exceeded the 33 1/3 % threshold as at February 25, 2008. The structure of the Deutsche Bank group's holding in OC Oerlikon Corporation AG, Pfäffikon is as follows:

Purchase positions:

Total percentage of voting rights: 26.980 %

- 2 061 430 registered shares (14.576 %)
- 19 940 259 conversion and share purchase rights with 1 401 939 (9.913 %) voting rights conferred *)
- 341 224 written share sale rights with 352 240 (2.491 %) voting rights conferred *)

Sale positions:

Percentage of voting rights from underlying shares: 33.550 %

- 486 356 share sale rights with 723 560 (5.116 %) voting rights conferred *)
- 1 163 393 507 share purchase rights with 4 021 227 (28.434 %) voting rights conferred *)

---

*) Based on a recommendation by SWX Swiss Exchange of February 1, 2008 , for practical reasons there will be no publication of the extensive details on the financial instruments required by article 13 para. 1 and 1bis in connection with article 17 para. 1 lit. a and para. 1bis SESTO-SFBC. These can be obtained free of charge from OC Oerlikon Corporation AG, Pfäffikon, Churerstrasse 120, CH-8808 Pfäffikon (e-mail: ir@oerlikon.com; tel: +41 58 360 96 22; fax: +41 58 360 91 93).

The group holding a share of voting rights in OC Oerlikon Corporation AG, Pfäffikon consists of the following members:

- Deutsche Bank AG Frankfurt
  Theodor-Heuss-Allee 70
  60486 Frankfurt am Main, Germany
- Deutsche Asset Management Investmentgesellschaft mbH
  Mainzer Landstrasse 178-190
  60327 Frankfurt am Main, Germany
- Deutsche Bank Trust Company Americas
  60 Wall Street
  New York, NY 10005-2858, USA
- Deutsche Investment Management Americas Inc.
  345 Park Avenue
  New York, NY 10154, USA
- DWS Investment GmbH
  Mainzer Landstrasse 178-190
  60327 Frankfurt am Main, Germany
- Deutsche Asset Management (Japan) Limited
  Nagata-cho, Chiyoda-ku, Sanno Park Tower 2-11-1
  Tokyo, Japan
- Deutsche Bank National Trust Company
  60 Wall Street
  New York, NY 10005-2858, USA
- Deutsche Bank International Limited – Global Custody Jersey
  St. Paul's Gate, New Street
  GBJ-St. Helier, JE4 8ZB
- DWS Investment S.A., Luxemburg
  2 Boulevard Konrad Adenauer
  1115 Luxemburg
- DWS (Austria) Investmentgesellschaft mbH, Hohenstaufengasse 4,
  1010 Wien, Austria
- Deutsche Bank Securities Inc.,
  60 Wall Street
  New York, NY 10005-2858, USA
- DB U.S. Financial Markets Holding Corporation
  1209 Orange Street, Wilmington, DE 19801, USA
- Taunus Corporation
  1209 Orange Street, Wilmington, DE 19801, USA

Nature of agreement: group of companies

Person to contact and responsible for representing all members of the group:
Dirk Hadlich, Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Zurich Branch
Telephone: +41 44 227 37 84

For further information please contact:

Burkhard Böndel Corporate Communications Tel. +41 58 360 96 02 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Frank Heffter Corporate Investor Relations Tel. +41 58 360 96 22 Fax +41 58 360 98 22 ir@oerlikon.com www.oerlikon.com

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company ranks either first or second in the respective global markets.

END